Exhibit 23.2 Audit Letter from Manning Elliott, Chartered Accountants

Manning Elliott
Chartered Accountants
11th floor,1050 West Pender Street, Vancouver,BC, Canada V6E3S7
Phone: 604.714.3600
Fax:   604.714.3669
Web:manningelloitt.com

March 24, 2005

Re:     Manakoa Services Corp.
        File Ref. No. 000-27365

This letter will confirm that we reviewed Item 4.01 of the Company's Form 8-K as amended dated March 24, 2005, captioned "Changes in Registrant's Certifying Accountant " and that we agree with the statements made therein as they relate to Manning Elliott. We are not in a position to agree or disagree with the statements in Item 4.01 regarding the engagement of Cordavano and Honeck or the approval of such engagement by the Board of Directors.

We hereby consent to the filing of this letter as an exhibit to the foregoing report on Form 8-K as amended.


/s/ "Manning Elliott"

MANNING ELLIOTT
CHARTERED ACCOUNTANTS
Vancouver, Canada